SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                ------------
                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                           (Amendment No. ____ )*


                              LANDS' END, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 515086106
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                               (CUSIP Number)

                          Anastasia D. Kelly, Esq.
                 Senior Vice President and General Counsel
                           Sears, Roebuck and Co.
                             3333 Beverly Road
                      Hoffman Estates, Illinois 60179
                         Telephone: (847) 286-2500
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:
                            Gary P. Cullen, Esq.
              Skadden, Arps, Slate, Meagher & Flom (Illinois)
                           333 West Wacker Drive
                          Chicago, Illinois 60606
                         Telephone: (312) 407-0700

                                May 12, 2002
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          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                       (Continued on following pages)

                            (Page 1 of 14 Pages)

--------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No.   515086106                     13D            Page  2  of  14 Pages
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     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              SEARS, ROEBUCK AND CO. (I.R.S. IDENTIFICATION NO.  36-1750680)
-------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                       (b) |_|
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     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC, OO
-------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              NEW YORK
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 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           None
 OWNED BY
   EACH                    ----------------------------------------------------
 REPORTING
  PERSON                       8      SHARED VOTING POWER
   WITH
                                      16,461,214*
                           ----------------------------------------------------

                                9      SOLE DISPOSITIVE POWER

                                       None
                           ----------------------------------------------------

                               10      SHARED DISPOSITIVE POWER
                                       16,461,214
-------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              16,461,214*
-------------------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55%**
-------------------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON
              CO
-------------------------------------------------------------------------------

------------------------------------
* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sears, Roebuck and Co. or Inlet Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on the number of shares of Lands' End, Inc. common stock outstanding as of May 12, 2002 as set forth in the Merger Agreement (as defined below).





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CUSIP No. 515086106                   13D               Page  3  of  14 Pages
-------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
              INLET ACQUISITION CORP.
-------------------------------------------------------------------------------

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------

     3        SEC USE ONLY

-------------------------------------------------------------------------------

     4        SOURCE OF FUNDS
              AF
-------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          |_|
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
-------------------------------------------------------------------------------

 NUMBER OF                      7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                           None
 OWNED BY                  ----------------------------------------------------
   EACH                        8      SHARED VOTING POWER
 REPORTING
  PERSON                              16,461,214*
   WITH                    ----------------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      None
                           ----------------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      16,461,214
-------------------------------------------------------------------------------

    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              16,461,214*
-------------------------------------------------------------------------------

    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES          |_|

-------------------------------------------------------------------------------

    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              55%**
-------------------------------------------------------------------------------

    14        TYPE OF REPORTING PERSON
              CO


-----------------------

* Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Tender Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sears, Roebuck and Co. or Inlet Acquisition Corp. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on the number of shares of Lands' End, Inc. common stock outstanding as of May 12, 2002 as set forth in the Merger Agreement (as defined below).




Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.01 per share (the "Shares"), of Lands' End, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at One Lands' End Lane, Dodgeville, Wisconsin 53595. The telephone number of the Company is (608) 935-9341.

Item 2.  Identity and Background.

         The persons filing this statement are Sears, Roebuck and Co. ("Sears"), a New York corporation, for and on behalf of itself and Inlet Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Sears.

         Sears is a New York corporation with its principal offices located at 3333 Beverly Road, Hoffman Estates, Illinois 60179. The telephone number of Sears is (847) 286-2500. Sears is a multi-line retailer that provides a wide array of merchandise and services. Sears' business is organized into four principal business segments-Retail and Related Services, Credit and Financial Products, Corporate and Other, and Sears Canada.

         The Purchaser is a Delaware corporation with its principal office located at located at 3333 Beverly Road, Hoffman Estates, Illinois 60179. The telephone number of Purchaser is (847) 286-2500. Purchaser was incorporated on May 9, 2002 for the purpose of making a tender offer for all of the common stock of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Merger and the Offer (as defined below).

         The names, citizenship, business addresses, present principal occupation or employment, and the name and principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Sears and the Purchaser are as set forth in Annex I hereto and incorporated herein by this reference.

         Neither Sears, the Purchaser, nor, to their knowledge, any person listed in Annex I has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Offer is not conditioned upon Sears' or the Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

         Sears and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $1.9 billion, including related fees and expenses. Sears has available to it sufficient funds to close the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to close the Offer and the Merger. Sears intends to obtain the necessary funds from its ongoing free cash flow and a combination of unsecured long term public debt or long term securities sold into the asset-backed market. In the event that such financings are unavailable, Sears will utilize cash on hand and/or arrange alternate financing, which may include, among other financing alternatives, the issuance of its unsecured commercial paper or borrowings via a syndicate of multi-seller, asset-backed commercial paper conduit programs sponsored by various banks.

Item 4.  Purpose of Transaction.

         On May 12, 2002, Sears, the Purchaser and the Company entered into an Acquisition Agreement and Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the commencement of a tender offer by the Purchaser to purchase all Shares of the Company, at a price of $62 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits to the Schedule TO filed by Sears with the Securities and Exchange Commission on May 17, 2002, and are hereby incorporated herein by reference.

         The Merger Agreement provides, among other things, that, after the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"), wholly owned by Sears. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock, or owned by Sears, the Purchaser or any of Sears' other wholly owned subsidiaries, all of which Shares will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")), will be converted into the right to received $62.00 or any greater value per Share price paid in the Offer in cash, without interest.

         The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with any other Shares then beneficially owned by Sears or the Purchaser or any of their subsidiaries, represents at least two-thirds of the then issued and outstanding Shares on a fully diluted basis and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to other conditions set forth in the Offer to Purchase, Section 15-"Certain Conditions of the Offer."

         In connection with the execution of the Merger Agreement, Sears and the Purchaser entered into Tender Agreements, each dated as of May 12, 2002 (the "Tender Agreements"), with certain stockholders of the Company (the Tendering Stockholders"), including Mr. Gary C. Comer, founder and Chairman of the Company, and the Richard C. Anderson Trust, which is associated with Mr. Richard C. Anderson, Vice Chairman of the Company. Approximately 55% of the issued and outstanding Shares are subject to the Tender Agreements.

         Pursuant to the Tender Agreements, each Tendering Stockholder has agreed to tender all of his or its Shares into the Offer. Each Tendering Stockholder has also agreed to vote his or its Shares (i) in favor of the Merger and the Merger Agreement, (ii) against any action that would result in a breach of any representation, warranty or covenant in the Merger Agreement and (iii) against any action or agreement which would impede, delay, interfere with or prevent the Merger.

         In addition, each Tendering Stockholder has granted to Sears an irrevocable option (the "Stockholder Option") to purchase such Tendering Stockholder's Shares for $62.00 per Share upon the occurrence of certain events.

         The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is the acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

         Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by the Purchaser pursuant to the Offer, Sears currently intends to designate persons who will hold two-thirds of the seats on the Board of Directors of the Company (the "Company Board"). The Merger Agreement requires the presence of at least three Independent Directors on the Company Board until the Effective Time.

         As of the date of this Schedule 13D, no determination has been made as to which directors of the Company will serve as Independent Directors.

         Sears has informed the Company that it will choose its designees for directors of the Company from the directors and executive officers of the Purchaser and the executive officers of Sears listed in Annex I hereto. Each of the individuals listed in Annex I has consented to act as a director of the Company, if so designated.

         It is expected that Sears' designees may assume office at any time following the purchase by Purchaser of the Shares pursuant to the Offer, which purchase cannot be earlier than June 14, 2002, and that, upon assuming office, Sears' designees will thereafter constitute at least two-thirds of the Company Board. As of the date of this Schedule 13D, no determination has been made as to which of the individuals described in Annex I will be designated to the Company Board, if any. Sears anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Company will become a wholly-owned subsidiary of Sears, that Sears will seek to cause the Shares to be delisted from quotation on the New York Stock Exchange and that the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Except as otherwise provided in the Offer to Purchase, it is expected that following the Merger, the business and operations of the Company will, except as set forth in the Offer to Purchase, continue as they are currently being conducted. Sears will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Sears intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing the development of the Company's potential in conjunction with Sears' existing business.

         Except as set forth herein or in the Offer to Purchase, the Purchaser and Sears have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation or any operations or sale or transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company's capitalization or dividend policy, (v) any material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

         At the Effective Time, the charter and by-laws of the Purchaser, as in effect immediately prior to the Effective Time, will be the charter and by-laws of the Surviving Corporation, except that Lands' End, Inc. will continue as the name of the Surviving Corporation, until thereafter amended in accordance with the DGCL.

         References to, and descriptions of, the Merger Agreement and the Tender Agreements in this Item 4 are qualified in their entirety by this reference to the Merger Agreement and the Tender Agreements, copies of which were filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule TO and which are incorporated by this reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Purchaser and Sears, by reason of the execution and delivery of the Tender Agreements, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own) 16,461,214 Shares, representing approximately 55% of the outstanding Shares. Except as set forth in this Item 5, none of Sears, the Purchaser or, to their knowledge, any person listed in Annex I hereto, owns beneficially any Shares.

         With respect to the voting of the Shares, Sears and the Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Tender Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sears or the Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except for the execution and delivery of the Tender Agreements and the Merger Agreement, no transactions in the Shares were effected by the Purchaser, Sears or, to their knowledge, any person listed in Annex I hereto, during the 60 days prior to the date hereof.

         (d) Inapplicable.

         (e) Inapplicable.

         References to, and descriptions of, the Merger Agreement and the Tender Agreements in this Item 5 are qualified in their entirety by this reference to the Merger Agreement and the Tender Agreements, copies of which were filed as Exhibits (d)(1) and d)(2), respectively, to the Schedule TO and which are incorporated by this reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by this reference in this Item 6. To Sears' and the Purchaser's knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Annex I hereto, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.


  Exhibit     Description

     1        Offer to Purchase (incorporated herein by reference to Exhibit
              (a)(1)(A) to the Schedule TO, filed by Sears on May 17, 2002).
     2 Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002, by and among Sears, Roebuck and Co., Inlet Acquisition Corp. and Lands' End, Inc. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO, filed by Sears on May 17, 2002).
     3 Form of Tender Agreement, dated as of May 12, 2002, by and among Sears, Roebuck and Co., Inlet Acquisition Corp. and Certain Stockholders (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO, filed by Sears on May 17, 2002).
     4 Joint Filing Agreement, dated May 21, 2002, between Sears Roebuck and Co. and Inlet Acquisition Corp.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 2002

                                  SEARS, ROEBUCK AND CO.


                                  By:  /s/ Glenn R. Richter
                                       ----------------------------
                                       Name:  Glenn R. Richter
                                       Title: Senior Vice President, Finance


                                  INLET ACQUISITION CORP.


                                  By:  /s/ W. Anthony Will
                                       ----------------------------
                                       Name:  W. Anthony Will
                                       Title: Vice President and Treasurer





                                                                   Annex I


               Information Concerning Executive Officers and
                    Directors of Sears, Roebuck and Co.

         The following are the name, present principal occupation or employment and past material occupations, positions or employment for each director and executive officer of Sears for at least the past five years. The current business address of each person is 3333 Beverly Road, Hoffman Estates, Illinois 60179 and the current phone number is (847) 286-2500. Each person is a citizen of the United States


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         NAME                      POSITION
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Alan J. Lacy                       Chairman of the Board of Directors,
                                   President and Chief Executive Offer
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Kathryn Bufano                     Executive Vice President/General Manager,
                                   Softlines-Sears Retail
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Mary E. Conway                     Executive Vice President/General Manager,
                                   Full-line Store Operations-Sears Retail
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E. Ronald Culp                     Senior Vice President, Public Relations,
                                   Communications and Government Affairs
------------------------------------------------------------------------------
Lyle G. Heidemann                  Executive Vice President/General Manager,
                                   Hardlines-Sears Retail
------------------------------------------------------------------------------
Kevin T. Keleghan                  President, Credit and Financial Products
------------------------------------------------------------------------------
Anastasia D. Kelly                 Senior Vice President and General Counsel
------------------------------------------------------------------------------
Greg A. Lee                        Senior Vice President, Human Resources
------------------------------------------------------------------------------
Paul J. Liska                      Executive Vice President and Chief Financial
                                   Officer
------------------------------------------------------------------------------
William G. Pagonis                 Senior Vice President, Supply Chain
                                   Management
------------------------------------------------------------------------------
Glenn R. Richter                   Senior Vice President, Finance
------------------------------------------------------------------------------
David W. Selby                     Senior Vice President, Marketing
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Michael J. Tower                   Senior Vice President, Strategy
------------------------------------------------------------------------------
Hall Adams, Jr.                    Director
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Brenda C. Barnes                   Director
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James R. Cantalupo                 Director
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Donald J. Carty                    Director
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James W. Farrell                   Director
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Michael A. Miles                   Director
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Hugh B. Price                      Director
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Dorothy A. Terrell                 Director
------------------------------------------------------------------------------
Raul H. Yzaguirre                  Director
------------------------------------------------------------------------------

         Mr. Lacy has served as Chairman of Board of Sears since December 2000 and President and Chief Executive Officer since October 2000. Mr. Lacy was President of Services from 1999 to October 2000, President of Sears Credit from 1997 to 1999 (additionally Chief Financial Officer from 1998 to
1999) and Executive Vice President and Chief Financial Officer from 1995 to
1997.

         Ms. Bufano joined Sears as Executive Vice President, Softlines in January 2002. Prior to joining Sears, she was President and Chief Merchandising Officer at the Dress Barn, a women's apparel retailer, since 2001. Prior to joining the Dress Barn, she was Executive Vice President, Women's Apparel at Macy's East, a department store chain, since 1996.

         Ms. Conway has served as Executive Vice President/General Manger, Full-line Store Operations--Sears Retail since July 1999. Prior to her current position she was President of Full-line Stores and Senior Vice President of Northeast Region from 1998-1999. From 1993 to 1998 she was the Region General Manager. Ms. Conway holds degrees from Beaver College and St. Joseph University.

         Mr. Culp has served as Senior Vice President, Public Relations, Communications and Government Affairs of Sears since August 1999. Since joining Sears in 1993, Mr. Culp has served as Divisional Vice President, Public Affairs, from 1993 to 1995, and Vice President, Public Relations, from 1995 to 1999. Prior to joining Sears, he served as Executive Director, Corporate Relations for Sara Lee Corporation from 1985 to 1993.

         Mr. Heidemann has served as Executive Vice President/General Manager, Hardlines-Sears Retail since September 1999. Previously, Mr. Heidemann held numerous management positions, including Senior Vice President, Appliances and Electronics, from 1998 to 1999, since joining Sears in 1967 after graduating from Northern Illinois.

         Mr. Keleghan has served as President, Credit and Financial Products of Sears since November 1999. Previously, Mr. Keleghan served as Vice President, Credit Risk Management from 1996 to 1999. Prior to joining Sears, Mr. Keleghan served as Senior Vice President, Risk Management at GE Capital and at AT&T Universal Card Services.

         Ms. Kelly joined Sears as its General Counsel in March 1999. Prior to joining Sears, she had been Senior Vice President of Fannie Mae, a financial services company, since 1995 and had been Fannie Mae's General Counsel and Secretary since 1996.

         Mr. Lee joined Sears as Senior Vice President, Human Resources in January 2001. Prior to joining Sears, he had been Senior Vice President, Human Resources of Whirlpool Corporation, a manufacturer of major home appliances, since June 1998. Prior to joining Whirlpool, Mr. Lee served in the same capacity for The St. Paul Companies, a property and casualty insurance company.

         Mr. Liska joined Sears as Executive Vice President and Chief Financial Officer in June 2001. Prior to joining Sears, Mr. Liska was Executive Vice President and Chief Financial Officer of The St. Paul Companies since 1997, and President and Chief Executive Officer of Specialty Foods Corporation, a manufacturer of food products, from 1994 until 1997.

         Mr. Pagonis has served as Senior Vice President, Supply Chain Management since July 2001. Mr. Pagonis has served as Sears' Senior Logistics Officer since 1995. Mr. Pagonis is a retired Lieutenant General of the U.S. Army. He obtained an M.B.A. in 1970 and a B.S. in 1964 from the Pennsylvania State University.

         Mr. Richter joined Sears as Vice President and Controller in 2000. Mr. Richter became Senior Vice President, Finance in July 2001. Prior to joining Sears, Mr. Richter was Senior Vice President and Chief Financial Officer of Dade Behring International, a manufacturer of medical testing systems, since 1999 and Senior Vice President and Corporate Controller since 1997.

         Mr. Selby joined Sears as Vice President of Marketing Services in 1997 and was promoted to Senior Vice President of Retail Marketing prior to being named Senior Vice President, Marketing 2001. Prior to joining Sears, Mr. Selby held a number of senior positions with The Leo Burnett Company, an advertising agency. He completed his 18 years at Leo Burnett as Senior Vice President.

         Mr. Tower joined Sears as Vice President, Corporate Strategy and Business Development in 1997. Mr. Tower became Senior Vice President, Strategy in February 2001. Prior to joining Sears, Mr. Tower held a number of senior positions with A.T. Kearney, a consulting firm. He completed his ten years at A.T. Kearney as a Partner and Vice President.

         Mr. Adams was Chairman of the Board and Chief Executive Officer of Leo Burnett Company, Inc. (advertising) from 1987 until his retirement in 1992. Mr. Adams is a director of Moody's Corporation (formerly Dun & Bradstreet) and McDonald's Corporation.

         Ms. Barnes is an Adjunct Professor, Northwestern University, Kellogg Graduate School of Management, 2002; Guest Lecturer, North Central College, 2002; Interim President, Starwood Hotels and Resorts (hotels and leisure) from November 1999 until March 2000. Ms. Barnes served as President and Chief Executive Officer of PepsiCola North America (beverages) from 1996 until her retirement in 1998. She served as Chief Operating Officer of PepsiCola North America from 1994 to 1996. She is a director of Avon Products, Inc., Lucas Digital Ltd. and Lucas Arts Entertainment Company LLC, The New York Times Company, PepsiAmericas and Staples, Inc.

         Mr. Cantalupo has served as Vice Chairman and President, Emeritus of McDonald's Corporation (restaurant chain) since January 1, 2002, Vice Chairman and President from 1999 to 2002, Vice Chairman of McDonald's Corporation and Chairman and Chief Executive Officer, McDonald's International, from 1998 to 1999 and as President and Chief Executive Officer, McDonald's International, from 1991 to 1998. He is a director of McDonald's Corporation, Illinois Tool Works Inc., International Flavors & Fragrances Inc., Rohm & Haas Co., the Chicago Council of Foreign Relations, the Mid-America Committee and World Business Chicago.

         Mr. Carty has served as Chairman of the Board, President and Chief Executive Officer of AMR Corporation and American Airlines, Inc. (air transportation) since 1998. Mr. Carty served as President of AMR Airline Group and American Airlines from 1995 until 1998. He is a director of Dell Computer Corporation.

         Mr. Farrell has served as Chairman of the Board and Chief Executive Officer of Illinois Tool Works Inc. (manufacturing and marketing of engineered components) since 1996. Mr. Farrell is a director of Illinois Tool Works Inc., Kraft Foods, Inc., The Allstate Corporation, The Federal Reserve Bank of Chicago and UAL Corp.

         Mr. Miles was Chairman of the Board and Chief Executive Officer of Philip Morris Companies Inc. (consumer products) from 1991 until his retirement in 1994. Mr. Miles is a Special Limited Partner of Forstmann Little & Co. (investment firm) and a member of its Advisory Board. He is a director of The Allstate Corporation, AMR Corp., AOL Time Warner Inc., Community Health Systems, Inc., Dell Computer Corp., Exult, Inc. and Morgan Stanley Dean Witter & Co.

         Mr. Price has been President and Chief Executive Officer of the National Urban League (social services) since 1994. Mr. Price is a director of Mayo Clinic Foundation, Metropolitan Life Insurance Company and Verizon Communications Inc.

         Ms. Terrell has served as Senior Vice President, Worldwide Sales, of NMS Communications (formerly Natural MicroSystems Corporation) (telecommunications) since 1998 and President, Platforms and Services Group since 2002, President, Services Group from 1998 to 2002. Ms. Terrell served as President of SunExpress, Inc., an operating company of Sun Microsystems, Inc. (supplier of open network computing products and services), and as a Corporate Executive Officer of Sun Microsystems, Inc. from 1991 to 1997. She is a director of General Mills, Inc. and Herman Miller, Inc.

         Mr. Yzaguirre has served as President and Chief Executive Officer, National Council of LaRaza (social services) since 1974. He is a director of the Council of Better Business Bureaus and AARP Services, Inc.


               Information Concerning Executive Officers and
                   Directors of Inlet Acquisition Corp.

         The following are the name, present principal occupation or employment and past material occupations, positions or employment for each director and executive officer of the Purchaser for at least the past five years. The current business address of each person is 3333 Beverly Road, Hoffman Estates, Illinois 60179 and the current phone number is (847) 286-2500. Each person is a citizen of the United States


------------------------------------------------------------------------------
      NAME                             POSITION
------------------------------------------------------------------------------
Glenn R. Richter                       President and Director
------------------------------------------------------------------------------
W. Anthony Will                        Vice President and Treasurer
------------------------------------------------------------------------------
Matthew T. Myren                       Secretary
------------------------------------------------------------------------------

         Mr. Richter joined Sears as Vice President and Controller in 2000. Mr. Richter became Senior Vice President, Finance in July 2001. Prior to joining Sears, Mr. Richter was Senior Vice President and Chief Financial Officer of Dade Behring International, a manufacturer of medical testing systems, since 1999 and Senior Vice President and Corporate Controller since 1997. Mr. Richter has served as director and as President of Inlet Acquisition Corp. since its formation in May 2002.

         Mr. Will has served as Vice President, Business Development of Sears since February 2002. Prior to joining Sears, Mr. Will was a consultant in the Chicago office of Egon Zehnder International, a management consulting and executive recruiting firm, from January 2001 to February 2002. Prior to that, Mr. Will was Vice President, Strategy and Corporate Development, at Fort James Corporation, a $7.5 billion paper and consumer goods company, from October 1998 until January 2001. Prior to Fort James, Mr. Will served as Manager in the Chicago office of The Boston Consulting Group, an international strategy consulting firm, from August 1993 until October 1998. Mr. Will has served as the Vice President and Treasurer of Inlet Acquisition Corp. since its formation in May 2002.

         Mr. Myren has served as Assistant General Counsel, Corporate and Strategic Transactions, of Sears since November 1999. Prior to that, Mr. Myren served as Senior Counsel at Sears. Prior to joining Sears, Mr. Myren was an associate at the law firm of Skadden, Arps, Slate, Meagher and Flom. Mr. Myren has served as Secretary of Inlet Acquisition Corp. since its formation in May 2002.



                           JOINT FILING AGREEMENT

         This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Common Stock, par value $.01 per share, of Lands' End, Inc. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  May 21, 2002
                                         SEARS, ROEBUCK AND CO.


                                         By: /s/ Glenn R. Richter
                                             ________________________
                                             Name:  Glenn R. Richter
                                             Title: Senior Vice President,
                                                    Finance

                                         INLET ACQUISITION CORP.


                                         By: /s/ W. Anthony Will
                                             _____________________________
                                             Name:  W. Anthony Will
                                             Title: Vice President and Treasurer